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NOV 27 2017

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/26/2016 (MM/DD/YY) AND ENDING 09/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Topcap Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Main Street - Suite 202
(No. and Street)

Southampton	NY	11968
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Olaf Neubert, President/CCO 631-287-6035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus, CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 NOV 27 AM 11:44
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Olaf Neubert, President/CCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Topcap Partners, Inc., as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none noted

Signature

President/CCO

Title

Notary Public

DAWN M. KIRSCHENHEITER
Notary Public, State of New York
No. 01KI6239492
Qualified in Suffolk County
Commission Expires 04/18/19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TopCap Partners, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Reporting Period

July 27, 2016 through September 30, 2017

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Stockholder
TopCap Partners, Inc.

I have audited the accompanying statement of financial condition of TopCap Partners, Inc. as of September 30, 2017 and the related statements of income, changes in stockholder equity and cash flows for the reporting period July 27, 2016 through September 30, 2017, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. TopCap Partners, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TopCap Partners, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption) has been subjected to audit procedures performed in conjunction with the audit of TopCap Partners, Inc. financial statements. The supplemental information is the responsibility of TopCap Partners, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
November 12, 2017

TopCap Partners, Inc.

STATEMENT OF FINANCIAL CONDITION

As of September 30, 2017

Assets		
Cash	$	19,699
Accounts Receivable, net		32,215
Other Assets		522
Total Assets	$	52,436
Liabilities and Stockholder Equity		
Liabilities		
Accounts payable	$	13,116
Total Liabilities		13,116
Stockholder Equity		
Common stock - par value $0 - 200 shares authorized, 200 shares issued and outstanding		200
Additional paid-in capital		34,800
Retained earnings		4,320
Total Stockholder Equity		39,320
Total Liabilities & Stockholder Equity	$	52,436

See accompanying notes.

TopCap Partners, Inc.

Statement of Income

For the Period July 27, 2016 - September 30, 2017

Revenue	
Placement fees	$ 308,343
Consulting fees	370,000
Interest	48
	678,391
Operating Expenses	
Employee compensation and benefits	373,895
Technology and communication	12,332
Occupancy and equipment	16,767
Other expenses	238,717
	641,711
Net Income	$ 36,680

See accompanying notes.

TopCap Partners, Inc.

Statement of Changes in Stockholder Equity

For the Period July 27, 2016 - September 30, 2017

Stockholder Capital

	Common Stock Shares	Common Stock	Additional paid-in-capital	Retained Earnings	Total
Balance as of July 26, 2016	200	$ 200	$ 34,800	$ 125,992	$ 160,992
Shareholder distributions				(158,352)	(158,352)
Net Income	-			36,680	36,680
Balance as of September 30, 2017	200	$ 200	$ 34,800	$ 4,320	$ 39,320

See accompanying notes.

TopCap Partners, Inc.

STATEMENT OF CASH FLOWS
For the Period July 27, 2016 - September 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	36,680
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in assets and liabilities		
Accounts Receivable		(32,215)
Other Assets		16,832
Accounts payable, accrued expenses and other liabilities		13,116
Net cash provided by operating activities		34,413
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Shareholder distribution		(158,352)
Net Cash used in Financing Activities		(158,352)
Net Decrease in Cash		(123,939)
Cash - Beginning		143,638
Cash - Ending	$	19,699

Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

(1) Organization and Nature of Business

TopCap Partners, Inc. (the Company) is a New York corporation based in Southampton, NY. However, it has no geographical limits on its operations. The Company's primary activity is placing private securities with institutional investors. It is a broker-dealer registered with the Securities & Exchange Commission ("SEC"), and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority ("FINRA") as well as certain other regulatory agencies. Revenues may be affected by the overall activities of the financial markets and other economic risks. The Company holds no customer funds or securities and does not participate in the underwriting of securities.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at September 30, 2017. Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation. The Company may at times maintain cash balances in amounts that exceed federally insured limits.

(d) Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from the balances outstanding at year-end. Management has evaluated accounts receivable at September 30, 2017 and believes they are all collectible. Accordingly, no allowance for uncollectible trade accounts receivable is required. If it were to be determined probable that any amounts were uncollectible, they would be charged to operations and an allowance would be established, The Company has two clients that represent 100% of the outstanding receivable balance at September 30, 2017. Accounts receivable are not collateralized.

(e) Revenue Recognition

The principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. The Company recognizes revenue from placement fees and retainers in accordance with the placement agreements, when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and upon delivery of all significant services, typically the closing event. Consulting fees are recognized at such time as the fees are payable under the consulting agreement.

(f) Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders' could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at September 30, 2017 and there are no open tax years. In addition, no income tax related penalties or interest have been recorded for the year ended September 30, 2017.

(g) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of November 12, 2017 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(j) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017, the Company had net capital of $6,583, which was $1,583 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.99 to 1.

Advances to affiliates, contributions, dividends and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

(4) Credit Risk and Concentrations

The Company's revenues are related to placement and consulting fees as discussed in Note 2 above. There is no assurance of future revenues from such transactions.

The Company maintains its cash balances in a financial institution in amounts that at times may exceed federally insured limits. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. As of September 30, 2017 there were no cash balances held in any accounts that were not fully insured.

(5) Related Party Transactions

The Company paid its principal shareholder commissions in the amount of $373,895.

(6) Fair Value

Cash, receivables, accounts payable and other current liabilities (if any) are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

(7) Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize dividends to its stockholder if such dividends cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of September 30, 2017 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at September 30, 2017 or during the reporting period July 27, 2016 to September 30, 2017.

(8) Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At September 30, 2017 the Company had implemented such policies and procedures.

(9) Liabilities Subordinated to Claims of General Creditors

As of September 30, 2017 the Company had not entered into any subordinated liability agreements.

(10) Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

(11) Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital and financial reporting requirements

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of September 30, 2017

TopCap Partners, Inc.
Schedule I
Computation of Net Capital Under Rule 15c 3-1 of the
Securities and Exchange Commission
as of September 30, 2017

NET CAPITAL		
Total Stockholder Equity Qualified for Net capital	$	39,320
Deductions and/or Charges:		
Non-allowable Assets:		
Acccounts receivable		32,215
Other Assets		522
Total Non-allowable Assets		32,737
NET CAPITAL	$	6,583
AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Expenses	$	13,116
CAPITAL REQUIREMENTS		
Calculated Net Capital Required Versus Aggregate Indebtedness	$	874
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital	$	1,583
Ratio of Aggregate Indebtedness to Net Capital	1.992 to 1	
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of September 30, 2017)		
Net Capital, as reported in Company's Part II unaudited Focus Report	$	6,583
Net Capital, per above		6,583
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of September 30, 2017.

TopCap Partners, Inc.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Year Ended September 30, 2017

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by TopCap Partners, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

TopCap Partners, Inc.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of September 30, 2017

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, TopCap Partners, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended September 30, 2017 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
TopCap Partners, Inc.

I have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3 (Exemption), in which TopCap Partners, Inc. (the Company) (1) identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which TopCap Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
November 12, 2017

Topcap Partners, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Reporting Period July 27, 2016 through September 30, 2017

Management Statement Regarding Compliance
With the Exemption Provisions of SEC Rule 15c3-3

Topcap Partners, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Topcap Partners, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Olaf Neubert, President/CCO of Topcap Partners, Inc., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Topcap Partners, Inc.

By:



Olaf Neubert, President/CCO